UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 03, 2023

(Date of Report (Date of earliest event reported))

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes.

Property Acquisitions

On July 3, 2023, Roots closed an agreement effective June 30, 2023 to acquire the following six (6) curated properties from our sponsor, Seed InvestCo, LLC, through the purchase of six (6) single asset limited liability companies wholly-owned by our sponsor:

Property Address:	530 Raven Springs Trail Stone Mountain, GA 30087
Description:	This 2,915 square foot split level home was built in 1974 and has 5 bedrooms and 3 bathrooms and sits on approximately 0.5 acres.
Purchase Price by Roots:	$330,000 cash purchase
Current Market Value:	$359,000

Property Address:	5127 Stratmor Court Stone Mountain, GA 30087
Description:	This 3,900 square foot split level home was built in 1969 and has 6 bedrooms and 3.5 bathrooms and sits on approximately 0.7 acres.
Purchase Price by Roots:	$475,000 cash purchase
Current Market Value:	$535,000

Property Address:	2412 Dawn Drive Decatur, GA 30032
Description:	This 2,500 square foot split level home was built in 1962 and has 4 bedrooms and 3 bathrooms and sits on approximately 0.60 acres.
Purchase Price by Roots:	$355,000 cash purchase
Current Market Value:	$388,000

Property Address:	2470 Glenrock Drive, Decatur, GA 30032
Description:	This 2,100 square foot split level home was built in 1964 and has 4 bedrooms and 2 bathrooms and sits on approximately 0.20 acres.
Purchase Price by Roots:	$360,000 cash purchase
Current Market Value:	$360,000

Property Address:	3145 Thrasher Circle Decatur, GA 30032
Description:	This 2,835 square foot split level home was built in 1960 and has 4 bedrooms and 3 bathrooms and sits on 0.2 acres.
Purchase Price by Roots:	$400,000 cash purchase
Current Market Value:	$430,000

Property Address:	1638 Mercer Ave College Park, GA 30337
Description:	This 2,595 square foot multi-family home was built in 1920 and has 5 bedrooms and 3 bathrooms and sits on approximately 0.2 acres
Purchase Price by Roots:	$510,000 cash purchase
Current Market Value:	$542,000

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Item 9. Other Events.

Updated Unit Purchase Price Based On Net Asset Value (“NAV”) Per Unit

On July 1, 2023, Roots REIT Management, LLC (the “Manager”), the manager of Roots Real Estate Investment Community I, LLC (the “Company”), announced that the net asset value (“NAV”) per unit of limited liability company membership interest of the Company (each, a “Unit”) will increase from $120 to $124 effective as of July 1, 2023.

As described in the Company’s Offering Circular, the purchase price of the Company’s Units is adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter) and is equal to the Company’s NAV divided by the number of Units outstanding as of the close of business on the last business day of the prior fiscal quarter. Accordingly, the purchase price will be adjusted to $124 per Unit, beginning on July 1, 2023, and will be effective until updated by the Company at the beginning of the fourth quarter of 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

NAV per Unit is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s Units outstanding as of June 30, 2023. The Company’s NAV per Unit is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Units—Valuation Policies.”

The Company’s NAV per Unit as of July 1, 2023, increased by $4.00 since the last NAV announcement at the beginning of the second quarter of 2023.

Item 9. Other Events.

Declaration Of Distribution

On July 1, 2023, the Manager also announced a quarterly cash distribution of $2.00 per Unit for unit holders of record as of the close of business May 31, 2023. Distributions are expected to be paid prior to July 21, 2023.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 07/03/2023

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 12, 2022, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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